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Exhibit 12

Microvision, Inc.

Computation of Ratio of Earnings to Cover Fixed
Charges and Preferred Dividends
(In thousands)

	1996	1997	1998	1999	2000	Nine months ended September 30, 2001
Pre-tax income from continuing operations	$(3,457)	$(4,945)	$(7,328)	$(16,700)	$(26,601)	$(32,441)
Fixed charges	203	7	90	2,165	202	113

Earnings available to cover fixed charges	(3,254)	(4,938)	(7,238)	(14,535)	(26,399)	(32,328)

Fixed charges
Interest on indebtedness	201	3	82	172	164	70
Interest attributable to rental property (a)	2	4	8	11	38	43
Preferred stock dividend requirements	—	—	—	1,982	—	—

	203	7	90	2,165	202	113

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$3,457	$4,945	$7,328	$16,700	$26,601	$32,441

(a)
Based on a reasonable approximation of the interest factor.

(b)
As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.

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Microvision, Inc. Computation of Ratio of Earnings to Cover Fixed Charges and Preferred Dividends (In thousands)